

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

VIA E-Mail
Mr. David E. Snyder
Chief Financial Officer
KBS Legacy Partners Apartment REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> Re: **KBS Legacy Partners Apartment REIT, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 13, 2012**
> **File No. 333-161449**

Dear Mr. David E. Snyder:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Risk Factors, page 10

1. We note your disclosure on page 42 that distributions paid exceeded cash flows from operating activities and funds from operations. In future Exchange Act reports, please revise the risk factor disclosure relating to dividend coverage to specify the percentage coverage with respect to total distributions and the shortfall in cash flow from operations and funds from operations.

Consolidated Statements of Operations, page F-4

2. We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial

statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief